                                                                    EXHIBIT 99.1


     We, or our executive officers and directors on our behalf, may from time to time make "forward looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements may be contained in reports and other documents that we file with the SEC or may be oral statements made by our executive officers and directors to the press, potential investors, securities analysts and others. These forward looking statements could involve, among other things, statements regarding the Company's intent, belief or expectation with respect to:

     .    our results of operations and financial condition,
     . the consummation of acquisitions and financial transactions and their effect on our business, and
     .    our plans and objectives for future operations and expansion.

     Any forward looking statements would be subject to risks and uncertainties that could cause our actual results of operations, financial condition, acquisitions, financing transactions, operations, expansion and other events to differ materially from those expressed or implied in such forward looking statements. Any forward looking statements would be subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions generally. These assumptions would be based on facts and conditions as they exist at the time the forward looking statements are made as well as predictions as to future facts and conditions. These future facts and conditions may be difficult for us to predict accurately and may involve the assessment of events beyond our control. Further, our business is subject to a number of risks that would affect any such forward looking statements. These risks include, among other things, the following:

     .    We Have Substantial Leverage

     We have a substantial amount of debt outstanding, which could adversely affect our financial health. Despite current indebtedness levels, we and our subsidiaries may incur substantial additional debt in the future. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

     Our substantial amount of debt could have important consequences for you. For example, it could:

     . limit our ability to obtain additional financing on satisfactory terms, if we need it, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

     . increase our vulnerability to adverse economic and industry conditions;

     . require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities or other purposes;

     . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     . place us at a competitive disadvantage compared to our competitors that have less debt and that may be better positioned to withstand economic downturns.

     To service our indebtedness, we will require a significant amount of cash. Our ability to make payments on our debt and to fund planned capital expenditures and acquisitions will depend on our future operating performance and on our ability to successfully implement our business strategy. Prevailing general economic conditions and financial, business, regulatory and other factors, many of which are beyond our control, will affect our ability to make these payments. If future cash flow is not sufficient to make scheduled payments on our debt, we will need to refinance all or a portion of our debt before maturity, obtain additional financing, delay planned acquisitions and capital expenditures, or sell assets. Any such event could have a material adverse effect on our business, financial condition and results of operations.

     .    The Cyclicality of the Textile Industry May Adversely Affect our
          Business

     Domestic demand for textile products tends to vary with the business cycle of the U.S. economy as well as changes in the global economy. In addition, the popularity, supply and demand for particular textile products may change significantly from year to year based upon prevailing fashion trends and other factors. These factors historically have contributed to fluctuations in the sales and profitability of certain textile products and in our results of operations. A decline in the demand for textile products, an increase in the supply of textile products due to expansion of capacity within the textile industry, changes in fashion trends or deteriorating economic conditions could have a material adverse effect on our results of operations and financial condition.



     . Our Industry is Highly Competitive and our Success Depends on our Ability to Complete Effectively

     The textile industry is highly competitive. We sell our products primarily to domestic customers and compete with large, vertically integrated textile manufacturers and numerous smaller companies specializing in limited segments of the market. Our competitors include both domestic and foreign companies, a number of which are larger in size and have significantly greater financial resources and, in the case of foreign competitors, lower labor costs than we do. Increases in domestic capacity and imports of foreign-made textile and apparel products are a significant source of competition for us. Competition in the form of imported textile and apparel products, pricing strategies of domestic competitors and the proliferation of newly styled fabrics competing for fashion acceptance affect our business environment. The primary competitive factors in the textile industry include price, product styling and differentiation, quality, flexibility of production and finishing, delivery time and customer service. The needs of particular customers and the characteristics of particular products determine the importance of these factors. To the extent that one or more of our competitors gains an advantage with respect to any key competitive factor, our business could be materially adversely affected. In addition, import protections afforded to foreign textile manufacturers could make our products less competitive and have a material adverse effect on our results of operations and financial condition.

     . Fluctuations in the Price of Raw Materials or Shortages of Supply Could Affect our Business

     Our primary raw material is cotton. By law, U.S. textile companies are generally prohibited from importing cotton, subject to certain exceptions that take effect primarily when U.S. cotton prices exceed world cotton prices for a period of time. From time to time, domestic cotton prices have exceeded world prices, which creates a competitive disadvantage for us and other domestic textile manufacturers. The U.S. government has taken legislative action to improve the price imbalance, but there can be no assurance that this will continue to be the case. U.S. cotton prices are also affected by general economic conditions as well as the demand for U.S. cotton in world markets and may increase or decrease depending on other market variables at the time. Prevailing cotton prices significantly impact our production costs, and price increases could have a material adverse effect on our results of operations and financial condition.

     In connection with our purchase of cotton, we generally seek to purchase sufficient amounts of cotton to cover existing order requirements, which average approximately three months of production. We may shorten or lengthen that period in accordance with our perception of the direction of cotton prices. We may purchase cotton in advance of orders on terms that we deem advantageous and, while we do not speculate on the price of cotton, we may hedge prices from time to time through forward contracts and in the futures and options markets. We cannot assure you that these transactions will not result in higher costs to us or will protect us from fluctuations in cotton prices.

     Further, since cotton is an agricultural product, its supply and quality are subject to forces of nature. Any material shortage or interruption in the supply, variations in the quality of cotton by reason of weather, infestations or any other factor that would result in an increase in the cost of cotton could have a material adverse effect on our results of operations and financial condition.

     We also use significant quantities of polyester in the manufacture of our products. The price of polyester is influenced by demand, manufacturing capacity and costs, petroleum prices, cotton prices and the cost of polymers used in producing polyester. Any significant prolonged petrochemical shortages could significantly decrease the availability of polyester and could cause a significant increase in the demand for cotton. Such conditions could decrease the availability of cotton and result in increased prices for cotton and polyester. Any of these events could have a material adverse effect on our results of operations and financial condition.

     . We Hold Important Licenses, the Loss of Which Could Adversely Affect our Business

          We hold licenses to use well-known trademarks and trade names to market our products. These licenses generally require the payment of royalties based on net sales, including the payment of minimum annual royalties, and generally have three-year terms. We cannot assure you that we will be able to renew these licenses on acceptable terms upon their expiration or will be able to acquire new licenses to use other popular trademarks. The loss of one or more of our third-party licenses could reduce our net sales and have an adverse effect on our results of operations and financial condition.

     . If We are Unable to Fund our Substantial Capital Expenditure Requirements We May Fail to Remain Competitive

     The textile manufacturing industry is capital intensive. Accordingly, to maintain our competitive position, we must continually modernize our manufacturing processes, plants and equipment, which can involve substantial capital investments. Over the last five fiscal years ending January 1, 2000, we have made substantial capital improvements designed to:

     .    reduce manufacturing costs,

     .    enhance manufacturing flexibility, and

     .    improve product quality and responsiveness to customers.

We generally finance our capital improvements with cash from operations, vendor financing and borrowings under our credit facility. To the extent these sources of funds are insufficient to meet our ongoing capital improvements requirements, we would need to seek alternative sources of financing or curtail or delay capital spending plans. We cannot guarantee that we can obtain financing when needed or on terms acceptable to us. If we fail to make capital improvements necessary to continue modernizing our manufacturing operations and reduce costs, our competitive position will suffer.

     . U.S. Governmental Policies Regarding Imports Could Make it Difficult for our Products to Compete Effectively with Imported Textile Products

     The domestic textile market is subject to various U.S. governmental policies affecting raw material costs and product supply. In addition, the policies of foreign governments may, directly or indirectly, affect the domestic market. Because U.S. textile companies are generally prohibited from importing cotton, we must purchase substantially all of our cotton in the domestic market. From time to time, price imbalances between world and domestic cotton prices have existed. Because U.S. agricultural policies affect the availability and cost of cotton, we may experience increased cotton costs that we cannot entirely pass on to our customers.

     The extent of import protection afforded by the U.S. government to domestic textile producers has been, and is likely to remain, subject to considerable domestic political deliberation. In view of the labor cost advantages and the number of foreign producers of textile products that compete with certain of our products, substantial elimination of import protection for domestic textile manufacturers could have a material adverse effect on our business. In 1995, the World Trade Organization, or the WTO, established mechanisms to progressively liberalize world trade in textiles and clothing by phasing out quotas and reducing duties over a 10-year period beginning in January 1995. The selection of products at each phase is made by each importing country and must be drawn from each of the four main textile groups: tops and yarns, fabrics, made-up textile products and apparel. The elimination of quotas and the reduction of tariffs under the WTO may result in increased imports of certain textile products and apparel into North America. These factors could make our products less competitive against low cost imports from developing countries.

     NAFTA, which was entered into by Canada, Mexico and the United States, has created the world's largest free-trade zone. The agreement contains safeguards that were sought by the U.S. textile industry, including a rule of origin requirement that products be processed in one of the three countries in order to benefit from NAFTA. NAFTA will phase out all trade restrictions and tariffs on textiles and apparel among the three countries. There can be no assurance that the removal of these barriers to trade will not in the future have a material adverse effect on our results of operations and financial condition.

     . We May Not Successfully Identify or Complete Acquisitions, Which Could Adversely Affect our Business

     We have historically expanded our business through acquisitions and may continue to do so. We cannot assure you that we will succeed in:

     .    identifying suitable acquisition candidates,

     .    completing acquisitions,

     .    integrating acquired operations into our existing operations or

     .    expanding into new markets.

We also cannot assure you that future acquisitions will not have an adverse effect upon our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business into our operations. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected. In addition, we compete for acquisition and expansion opportunities with companies that have substantially greater resources. Further, we cannot assure you that we will successfully complete acquisitions and integrate these companies into our business.

     . We Must Comply with Numerous Environmental, Health and Safety Laws and Regulations, Which Could Involve Substantial Costs. If We Fail to Comply, We May Have to Pay Large Penalties

     We must comply with various federal, state and local environmental laws and regulations limiting, among other things, the discharge of pollutants and the storage, handling and disposal of a variety of substances, including some substances that contain constituents considered hazardous under environmental laws. Our dyeing and finishing operations result in the discharge of substantial quantities of wastewater and emissions to the atmosphere. Our operations also must comply with laws and regulations relating to workplace safety and worker health which, among other things, establish cotton dust, formaldehyde, asbestos and noise standards, and regulate the use of hazardous chemicals in the workplace. At several of our sites, soil or groundwater contamination from past operations is subject to investigation and cleanup. Treatment costs of air emissions and wastewater discharges, as well as other environmental and health and safety costs have increased moderately over the past several years. We cannot assure you that our environmental or health and safety liabilities and costs will not increase materially in the future and have a material adverse effect on our cash flow. In addition, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted. Nor can we predict the amount of future expenditures that may be required in order to comply with these environmental or health and safety laws or regulations. We have several environmental matters pending, and we cannot assure you that the resolution of these matters, or the discovery of any additional sites alleged to have been contaminated by our operations or those of our predecessors, will not have an adverse effect on our results of operations and financial condition.

     . We Have Several Customers That Account for a Large Portion of our Net Sales. The Loss of any of our Large Customers Could Adversely Affect our Business

     We market our home fashions products, apparel fabrics and engineered products to over 2,100 customers. In fiscal 1999, our top five home fashions products customers accounted for 44% of our net sales attributable to home fashions products, and our top five apparel fabrics customers accounted for 29% of our net sales attributable to apparel fabrics. During fiscal 1999, our largest home fashions products customer accounted for 12% of our net sales, and our largest apparel fabrics customer accounted for 2% of our net sales. The loss of any of the top five home fashions products customers or apparel fabrics customers could have a material adverse effect on our net sales attributable to such product lines.

     .    There are Risks Associated with DanZa's Operations in Mexico

     As a result of DanZa, we will shift a significant portion of our apparel fabrics manufacturing base into Mexico. The Mexican government has exercised and continues to exercise significant influence over many aspects of the Mexican economy. Further, as recently as 1995, the Mexican economy experienced a crisis characterized by exchange rate instability and devaluation of the peso, high inflation, high interest rates and negative economic growth. We cannot assure you that these conditions will not reoccur in the future. Actions by the Mexican government, future developments in the Mexican economy and Mexico's general political, social or economic situation may impact textile operations in Mexico generally and disrupt or impede the operations of DanZa. In addition, DanZa's operations will be subject to a number of risks not necessarily faced by our domestic operations such as work stoppages, transportation delays and interruptions, political instability, economic disruptions, expropriation, the imposition of tarriffs and changes in governmental policies. The occurrence of any of these events could have a material adverse effect on DanZa's results of operations and financial condition which could, in turn, adversely affect our financial position and results of operations. DanZa's net sales, however, will be payable in U.S. dollars, and thus we expect DanZa's exposure to currency fluctuations to be limited.

     . We Have Experienced Production Planning Problems Associated with the Installation of our Enterprise Resource Planning System Software, Which Have Resulted in Lost Sales. We May Continue to Experience Difficulties as our Facilities are Converted to the New Software

     Sales of home fashions products were negatively impacted by the conversion of our enterprise resource planning to Year 2000-ready software during the second half of 1999. Although we had a strong order position during that time period, we were unable to convert orders into billings due to production planning problems associated with the systems conversion. Although we continue to enhance and refine the new software at each installation point, we cannot guarantee that production planning problems will not arise in the future. If we were to experience such problems, our sales could be materially adversely affected.

     . Foreign Imports Create Significant Competition, Which May Adversely Affect our Business

     Imports of foreign-made textile and apparel products are a significant source of competition for us as well as other domestic textile manufacturers. Many foreign textile manufacturers have lower cost structures than domestic textile manufacturers, due primarily to significantly lower labor costs. Although our domestic manufacturing presence has enabled us to shorten production and lead times for our domestic customers which generally enables us to respond more quickly than foreign producers to changing fashion trends and our domestic customers' tight production schedules, we cannot assure you that we will be able to compete effectively with imported foreign-made textile products.

     .    Our Business is Seasonal and our Sales Levels Fluctuate

     Demand for our products and the level of our sales fluctuate moderately during the year based upon historical buying trends. Generally, there is increased retail demand for home fashions products during the fall (back to school) and Christmas holiday seasons and for apparel fabrics during the same seasons as well as for Father's Day. As a result,

     . we sell more of our home fashions products during our third and fourth fiscal quarters when demand for home fashions products is generally higher, and

     . we sell more apparel fabrics during the first and second quarters when demand for apparel fabrics is greatest as our customers order during this period to satisfy increased retail demand in the third and fourth quarters.

     .    Reliance on Key Management

     Our success is dependent upon the talents and efforts of a small number of key management personnel including Joseph L. Lanier, Jr., our Chairman and Chief Executive Officer, Richard L. Williams, our President and Chief Operating Officer, and Barry F. Shea, our Chief Financial Officer. The loss of such management personnel could have an adverse effect on our business.